PRIMERO ANNOUNCES COMMENCEMENT OF ADVANCE TAX RULING PROCESS IN MEXICO AND PROVIDES UPDATE ON TAX STRATEGIES;

SEEKING TAXES BE BASED ON REALIZED REVENUE

Toronto, Ontario, October 18, 2011 - Primero Mining Corp. ("Primero" or the "Company") (TSX:P) (NYSE:PPP) announced today that it has filed a formal application to the Mexican tax authorities for an advance ruling on the Company's restructuring plan that, if successful, would result in paying income taxes in Mexico based on realized rather than spot revenue. When completed, the advance tax ruling process will provide certainty and resolution to the Company's restructuring plan. It will also ensure the Company will avoid tax penalties that could arise should the Mexican tax authorities disagree with the restructuring plan.

Upon the acquisition of the San Dimas mine, the Company assumed the obligation to sell silver at below market prices according to a silver purchase agreement. Silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company's provision for income taxes is currently based on sales at spot market prices.

The Company's restructuring plan relies on transfer pricing analysis in order to support the ongoing sale of silver from Mexico to a related party at the fixed price. Given the intensified scrutiny of transfer pricing in recent years and the significant adjustments and penalties assessed by tax authorities, many jurisdictions (including Mexico) allow companies to mitigate this risk by entering into an advance pricing agreement ("APA"). The APA process is designed to resolve actual or potential transfer pricing disputes in a principled, cooperative manner.

Primero submitted a formal APA application on October 17, 2011 after preparation of a detailed transfer pricing study. The APA review is an interactive process between the taxpayer and the tax authority, which the Company has been advised is likely to take 12 to 14 months. At the end of the APA process, the tax authority will issue a tax resolution letter specifying the pricing method that they consider appropriate for the Company to apply to intercompany sales under the silver purchase agreement.

For the duration of the APA process, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given they are compliant with applicable transfer pricing requirements). As a result, the Company's Mexican subsidiary intends to record revenue under the silver purchase agreement at the fixed price realized and record income taxes on the same basis. Throughout the APA process, the Company intends to identify the potential tax as a contingent liability which will be described in the notes to its financial statements, and plans to retain access to sufficient cash to satisfy that contingent liability in the event of an unfavourable ruling.

The Company has received "should-level" opinions from three professional advisors in support of its restructuring plan (meaning in their opinion the expected chance of success is considered to be greater than 70%). Although these opinions are encouraging, there remains uncertainty at this time about the likelihood of a successful outcome. The Company will provide regular updates in the future as the APA process progresses.

Accelerated Depreciation Filing Suspended

The Company announced in May 2011 that its Mexican subsidiary had claimed a deduction in its 2010 tax return for 100% of the value of its mineral concessions. This strategy results in a deferral rather than a reduction of taxes. Based on the advice of its advisors, the Company has elected to suspend the accelerated depreciation tax initiative during the APA process. As a result of the suspension of this initiative, and the APA submission, the subsidiary has re-filed its 2010 tax return reflecting amortization of the mineral concessions over approximately 20 years and revenue under the silver purchase agreement at the fixed price. The Company reserves the right to institute the accelerated depreciation filing in the future.

Silver Call Options Purchased as Insurance

As part of its ongoing tax mitigation strategy, the Company confirmed that on September 14, 2011 it purchased silver call options at a strike price of US$49 on 30% of silver production expected to be sold under its silver purchase agreement over the next 12 months. The call options are designed to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. The total cost of the silver call options was US$3.7 million.

"At the beginning of 2011 we announced that we were committed to increasing our leverage to silver and mitigating the tax impact associated with our silver purchase agreement. We have implemented a number of interim protection strategies, but this proposed corporate restructuring offers a possible permanent solution. Should we be successful, we believe the value of the Company will be increased dramatically as will the returns to our shareholders," stated Joseph F. Conway, President and C.E.O. of the Company.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero's website address is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, "Primero" or the "Company"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements with respect to the payment of income taxes in Mexico based on realized rather than spot revenue, the recording of revenue under the silver purchase agreement at the fixed price realized, identifying the potential tax as a contingent liability in notes to the financial statements, retaining access to sufficient cash to satisfy the contingent liability in the event of an unfavourable ruling, and intentions to becoming an intermediate gold producer. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to pay income taxes in Mexico, the advance tax ruling by the Mexican tax authorities may be adverse to the Company, and the ability to access cash to satisfy any potential tax. Certain of these factors are discussed in greater detail in Primero's registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.